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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: August 31, 2015
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FORM 12b-25	SEC FILE NUMBER
333-191139

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2014

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Starboard Resources, Inc.
Full Name of Registrant

Former Name if Applicable

300 E. Sonterra Blvd., Suite 1220
Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78258
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As of March 31, 2015, the filing deadline for its Annual Report on Form 10-K for 2014 (“Annual Report”) for Starboard Resources, Inc. (the “Company”), the Company is in negotiations with Independent Bank to extend its definitive credit agreement through at least December 31, 2015 and remedy any possible noncompliance with debt covenants as noted in the Company’s filing on Form 8-K dated December 23, 2014.  As a result of the timeliness of resolution of these matters, the financial reporting process, including evaluating the Company’s debt classification and the resulting ability to continue as a going concern through at least December 31, 2015 cannot be completed without unreasonable effort or expense. Additionally, as a result of the pending resolution of the possible noncompliance with covenants, the Company has not concluded on deferred income taxes, and the cash available under its credit agreements to develop proven undeveloped reserves.  The Company intends to file the Annual Report as soon as practicable, and expects to do so on or before the fifteenth calendar day following the due date of the Annual Report. The Company’s independent registered public accountant recently advised the Company that, absent finalization of the definitive credit agreement with Independent Bank, it would include an explanatory paragraph in its audit report on the Company’s 2014 consolidated financial statements to reflect their conclusion that substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time remains because of the possible aforementioned noncompliance items.

To date Independent Bank has never made formal demand for acceleration of any payments under our credit agreement. Instead, Independent Bank exercised its rights under its Intercreditor Agreement with SOSventures, LLC to request that the Company cease making interest payments on the Company’s subordinated SOSventures, LLC credit facility until such time as the amount outstanding on the Independent Bank credit facility was less than 75% of the amount of the approved borrowing base. The Company fully complied with that request. Further, the Company has, to date, timely made all payments due under the Independent Bank credit agreement as well as its unsecured term loan agreement with Independent Bank and intends to continue to make such payments.

The Company will report in the Annual Report that as of December 31, 2014, that material weaknesses existed in its controls over financial reporting due to insufficient finance and accounting resources within the organization, in significant part attributable to not having filled its Chief Financial Officer position, to ensure the proper application of U.S. GAAP with respect to the Company’s non-routine transactions.

The Company’s expectation regarding the timing of the filing of the Annual Report are forward looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Company’s, or its independent auditors, inability to complete the work required to file Annual Report in the time frame that is anticipated or due to unanticipated changes being required in its reported operating results.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael J. Pawelek	(210)	999-5400
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

One of the matters to be resolved for the preparation of the Company’s financial statements is the classification of its credit facility with Independent Bank under FASB ASC 210 as a current or long-term liability. If the credit facility, which has a balance of more than $20 million, is classified as a current liability, this would have a material impact on the Company’s balance sheet as well as a material impact of the Company’s proved undeveloped reserves.  Such a current liability adjustment would materially diminish the proved undeveloped reserves as it would materially diminish the estimated capital available for the Company’s five year development plan under SEC Regulation S-X Rule 4-10(a)(31)(ii). Further this assessment will have a material impact on the Company’s assessment of its ability to continue as a going concern.

Starboard Resources, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2015		By:	/s/ Michael J. Pawelek
Name: Michael J. Pawelek
Title: Chief Executive Officer